Exhibit 99.1

Perfect World Special Committee Engages Financial Advisors and Legal Counsel

(Beijing China — January 9, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained China Renaissance Securities (Hong Kong) Limited and Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel in connection with its review and evaluation of the preliminary non-binding proposal letter dated December 31, 2014 from Mr. Michael Yufeng Chi, the Company’s founder and chairman of the Board, to acquire all of the outstanding shares of Perfect World not currently owned by him in a going private transaction (the “Proposal”). In addition, the Company has retained Paul Hastings LLP as its legal counsel in connection with the potential going private transaction contemplated by the Proposal.

Perfect World’s Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to Perfect World’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com